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                                                                    EXHIBIT 99.4


                           [Cyprus Amax Letterhead]


                                                               September 9, 1999

Dear Fellow Shareholders:

     On September 3, 1999, Phelps Dodge Corporation commenced an unsolicited exchange offer for the Company's common stock. The exchange offer is one of a number of actions taken by Phelps Dodge to oppose the merger that Cyprus Amax has negotiated with ASARCO Incorporated.

     After careful consideration, your Board of Directors has unanimously rejected Phelps Dodge's offer as inadequate and not in the best interests of the Company and its shareholders. The Board unanimously recommends that you reject the offer and not tender your shares to Phelps Dodge. Your Board of Directors has unanimously reaffirmed its determination that the terms of the merger with ASARCO are fair to, and in the best interests of, Cyprus Amax and its shareholders.

     In arriving at its determination and recommendation, the Board gave careful consideration to the factors which are described in the enclosed Schedule 14D-9. I urge you to read this document carefully so that you will be fully informed as to the Board's recommendation.


                                  Milton H. Ward
                                  Chairman, President and
                                  Chief Executive Officer